

May 11, 2015

Via E-mail
Mr. James M. Rutledge
Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061-9149

    RE: **Clean Harbors, Inc.**
             Form 10-K for the Year Ended December 31, 2014
             Filed March 2, 2015
             File No. 1-34223

Dear Mr. Rutledge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition…, page 28

Segment Performance, page 29

1.   Please expand your discussion of your operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please revise future annual and quarterly filings to:

- Quantify how much the increase or decrease in revenues, from period-to-period, was due to changes in volume, changes in price and changes in services mix. For example, you indicate that the increase in direct revenues in Technical Services was primarily due to increased sales in your treatment, storage and disposal network primarily as a result of higher prices. However, you do not quantify how much of the increase is related to each part of your network nor do you discuss how much prices increased over the prior period. You also indicate that the increase in direct revenue in fiscal 2013 was due to higher drum volumes, wastewater treatment volumes, contributions from remediation projects business and integration of a portion of the Safety-Kleen business. However, you do not quantify how much of the increase was related to each factor you identify. You also do not provide any additional information regarding changes in drum volumes or wastewater treatment volumes from period to period. In addition, to the extent there are other significant metrics you use to assess your performance, you should disclose and discuss them in MD&A;

- Quantify and discuss the factors that impacted cost of revenues and selling, general and administrative expenses by segment during each period, including the factors that impacted changes in each expense as a percentage of the related revenue; and

- Throughout MD&A, you indicate that results were negatively impacted by the effects of foreign currency translation. Please expand your discussion to quantify the impact of foreign currency translation on each segment, where applicable. Please also discuss any trends related to foreign currency currently impacting your results of operations and indicate whether they are expected to continue (i.e. whether currency has strengthened or weakened from period to period).

This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification.

Critical Accounting Policies and Estimates, page 38

Goodwill, page 41

2. We note the material goodwill impairment charge you recorded and your disclosures regarding certain reporting units whose estimated fair values are not substantially in excess of their carrying values. In order for investors to more fully understand the impairment charge you recorded and to better assess the likelihood of additional impairment charges, please revise future annual and quarterly filings to address the following:

- Quantify and discuss the most significant assumptions you used to estimate the fair values of your Oil Re-refining and Recycling and Oil and Gas Filed Services reporting units;

- Provide sensitivity analyses that indicate the potential impact of changes in significant assumptions; and

- Quantify and discuss the nature of any other material intangible assets or long-lived assets related to those reporting units that may also be at risk for impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief